UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

YADKIN FINANCIAL CORPORATION

(Name of Issuer)

Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

984314104

(CUSIP Number)

David Wermuth, Esq.

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984314104

1.	Name of Reporting Person Trident IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 984314104

1.	Name of Reporting Person Trident Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 984314104

1.	Name of Reporting Person Trident IV Professionals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 984314104

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

Item 1. Security and the Issuer

The Schedule 13D/A filed on October 15, 2015 relating to the Voting Common Stock, par value $1.00 per share (the “Common Stock”), of Yadkin Financial Corporation, a Delaware corporation (the “Issuer”) is hereby amended and supplemented as set forth below (the “Amendment No. 2”). The address of the principal executive offices of the Issuer is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following.

On March 10, 2017, F.N.B. Corporation (“FNB”) acquired the Issuer. Following the merger of the parent holding companies, the Issuer has merged with and into FNB’s subsidiary, First National Bank of Pennsylvania.

Item 5. Interest in Securities of the Issuer

(a), (b) Upon the completion of the merger on March 10, 2017, as described in Item 4 above, the Reporting Persons ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any Issuer shares.

(c) Except as described in Item 4, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Upon consummation of the merger on March 10, 2017, the Reporting Persons ceased to be the beneficial owner of more than 5% of the total amount of outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2017	TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline M. Giammarco
Name:	Jacqueline M. Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline M. Giammarco
Name:	Jacqueline M. Giammarco
Title:	Counsel

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point Capital LLC, its manager

By:	/s/ Jacqueline M. Giammarco
Name:	Jacqueline M. Giammarco
Title:	Counsel